Exhibit 99.1

Golden Star Completes Sale of the Bogoso-Prestea Gold Mine to Future Global Resources

TORONTO, Oct. 1, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has completed the sale of its 90% interest in the Bogoso-Prestea Gold Mine ("Bogoso-Prestea") in Ghana to Future Global Resources Limited ("FGR"). All references herein to "$" are to United States dollars.

Highlights

  Golden Star has completed the sale of Bogoso-Prestea to FGR
  The Bogoso-Prestea subsidiaries have now been transferred to FGR
  The initial $5 million cash consideration due at closing has been deferred by up to six months to March 30, 2021 pending finalization of FGR's reclamation bonding process, as described below.
  The subsequent staged payments, totaling $25 million, and contingent payments of $20 to $40 million ensure that FGR is able to focus its investment capacity on the business whilst providing Golden Star with exposure to Bogoso-Prestea's long-term growth potential
  The sale strengthens Golden Star's balance sheet and allows the Company to accelerate the growth and development of the large resource base at the Wassa mine, and increase exploration activities in the wider Wassa-HBB project area

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:
"We are pleased to complete the previously announced sale of Bogoso-Prestea. This transaction is transformational for Golden Star's balance sheet and allows us to focus fully on further developing Wassa and realizing its potential. We are now able to concentrate our financial and technical resources on accelerating the delivery of value from Wassa as it continues to develop into a large-scale, long-life and cash generative underground mine. We now look forward to completing a Preliminary Economic Assessment on the development options for the ore body by the end of the year. In doing so we can subsequently provide the market with greater clarity around the potential path and timing for future growth at the asset.

The sale strengthens our balance sheet by providing a cash inflow of $30 million by 2023 and removing negative working capital and liabilities from our balance sheet. Given the resulting improvement in the financial position of the Company, we expect to now be able to accelerate our investment at Wassa and within our existing exploration pipeline and look for other opportunities to further expand our business.

Bogoso-Prestea will also benefit from having an owner solely focused on delivering the turnaround of the underground operation and assessing the significant potential of the sulfide resources. As a result, we see this transaction as positive for both FGR and Golden Star, our respective employees, Ghana, the host communities and all of our other stakeholders."

Financial terms
Following further commercial discussions, Golden Star and FGR agreed to amend the commercial terms of the sale of Bogoso-Prestea. The consideration remains unchanged with FGR taking on all the assets and liabilities of the Bogoso-Prestea subsidiaries at closing. The cash consideration is now all deferred and will be paid as follows:

  $5 million of cash is payable on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency, or (ii) March 30, 2021;
  $10 million of cash is payable on July 31, 2021; and
  $15 million of cash is payable on July 31, 2023.

In addition to the consideration payable at closing and the deferred payments, a contingent payment of up to $40 million conditional upon the occurrence of the milestones described hereinafter in respect of the development of the Bogoso Sulfide Project (the "Contingent Payment") may become payable by FGR to Golden Star.  The trigger point for the Contingent Payment is either (i) FGR's formal decision to proceed ("Decision to Proceed") with the Bogoso Sulfide Project, or (ii) the extraction of an aggregate of 5% of the sulfide resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90 day period preceding the date of the Decision to Proceed:

  $20 million, if the average spot gold price is less than or equal to $1,400/oz;
  $30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
  $40 million, if the average spot gold price is greater than $1,700/oz
  The Contingent Payment is payable in two tranches:
  50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
  50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the first anniversary of the declaration that 5% of the sulfide mineral resources have been extracted.

Restructuring of RGLD Gold AG streaming agreement
Caystar Finance Co. (a wholly-owned subsidiary of Golden Star) and RGLD Gold AG (an affiliate of Royal Gold, Inc.) have restructured the streaming agreement covering the Wassa mine and Bogoso-Prestea.  The stream has been restructured to separate Bogoso-Prestea from the current arrangement. Wassa now retains the remaining Tier One streaming obligation, which relates to the delivery of gold at a rate of 10.5% of production for a 20% delivery payment. As at June 30, 2020, there were c.129.5koz Tier One ounces remaining to deliver. Following the delivery of the remaining Tier One obligation, the streaming obligation at Wassa will transition into the Tier Two structure, which delivers 5.5% of gold production for a 30% delivery payment.

2020 production and capital expenditure guidance
The Company's 2020 production and cost guidance will be updated for the sale of Bogoso-Prestea as part of the reporting of the Q3 2020 results on October 28, 2020.

About FGR
Future Global Resources ("FGR") was established by its shareholders in 2020 to build a globally diversified mining business that invests in, develops, and operates long-life mineral resources, to stimulate economic development.  Its initial focus is on Africa, leveraging the credentials of its board, executive and shareholders on the African continent. FGR is committed to the principles of community and environmental sustainability.  Its principal shareholder is UK based Blue International Holdings Limited, which is also the largest investor in Joule Africa Limited, a developer, owner and operator of renewable energy projects in Sub-Saharan Africa.

About Bogoso-Prestea
The Bogoso-Prestea operations are located in south-western Ghana, approximately 40km from the Wassa gold mine. Recently, production was delivered from the Bogoso-Prestea open pits and the Prestea underground gold mine. In the second half of 2018, Prestea became an underground-focused operation and the open pit operations ceased production. The Bogoso refractory open pit operation was closed in 2015; it hosts 1.76 million ounces of measured and indicated mineral resources and 0.07 million ounces of inferred resource.

Advisors
Golden Star's financial advisor is Bacchus Capital Advisers and its Canadian legal advisor is Fasken Martineau DuMoulin LLP. FGR's legal advisor is White & Case LLP.

Company Profile:
Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information
Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding gold production guidance; date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency; the receipt by Golden Star of the Contingent Payment and the potential amount thereof and other amounts to be received pursuant to the Transaction; the benefits to be received by Golden Star from the sale of Bogoso-Prestea, including the strengthening of its balance sheet, financial position, acceleration of the Company's investment at Wassa and within the Company's existing exploration pipeline, and the ability of Golden Star to diversify and grow its business; the benefits to be realized by stakeholders from the Transaction; FGR's ability to deliver the turnaround of the Prestea underground operation and make additional discoveries; FGR's ability to deliver the Bogoso Sulfide Project.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; the ability to complete the sale transaction and realize the anticipated benefits therefrom; the ability to obtain all necessary consents and approvals for the sale transaction; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received.  While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures
In this news release, we use the terms "cash operating cost per ounce".

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

We use "cash operating cost per ounce" as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies.  We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines.  We calculate this measure for both individual operating units and on a consolidated basis.  Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labour, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019, which are available at www.sedar.com

Technical Information
Additional technical information regarding Bogoso-Prestea is available in the technical report for the property titled "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017, available at www.sedar.com.

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SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 20 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 01-OCT-20